 Exhibit (a)(1)(D)
Offer to Purchase for Cash
by
Yext, Inc.
of
Up to $180,000,000 in Value of Shares of its Common Stock
at a Purchase Price not less than $5.75
nor greater than $6.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 12, 2026, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED,
THE “EXPIRATION TIME”).

February 10, 2026
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by Yext, Inc., a Delaware corporation (the “Company”), to act as the Dealer Manager in connection with its offer to purchase for cash up to $180 million in value of shares of common stock, par value $0.001 per share, of the Company (“Shares”), at a price not less than $5.75 per Share nor greater than $6.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold Shares registered in your name or in the name of your nominee.
Enclosed with this letter are copies of the following documents:
1.
Offer to Purchase;

2.
Letter of Transmittal (including Form W-9), for the information of your clients only;

3.
Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.
Notice of Guaranteed Delivery, for the information of your clients only.

The Company’s Board of Directors has approved our making the Offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. We have not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price or prices. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s purpose for making the Offer.
Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.
We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on March 12, 2026, unless the Offer is extended or terminated.
Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than fees to the Dealer Manager, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).
The determination of whether any portion of the gross proceeds paid to a beneficial owner is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial owner, which neither we nor you know. Therefore, as withholding agent for your clients, you are encouraged to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. However, such withholding is subject to reduction by applicable treaty or exemption for income that is effectively connected with a U.S. trade or business, as evidenced by forms delivered by the non-U.S. person. This withholding is disclosed in the Offer to Purchase.
In addition, you should backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, Form W-8BEN-E or other appropriate Form W-8, as applicable, in accordance with appropriate, accepted procedures (unless any such client otherwise establishes an exemption from backup withholding). This withholding is disclosed in the Offer to Purchase.
Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address shown on the back cover of the Offer to Purchase.
Very truly yours,
BofA Securities, Inc.
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.